Filed Pursuant to Rule 253(g)(2)
File No. 024-10659

RISE COMPANIES CORP.

SUPPLEMENT NO. 2 DATED SEPTEMBER 1, 2017
TO THE OFFERING CIRCULAR DATED JULY 28, 2017

This document supplements, and should be read in conjunction with, the offering circular of Rise Companies Corp. (the "Company", “we”, “our” or “us”), dated July 28, 2017 and filed by us with the Securities and Exchange Commission (the “Commission”) on July 28, 2017 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Dismissal of Independent Accounting Firm
•	Appointment of Independent Accounting Firm

Dismissal of Independent Accounting Firm

On August 28, 2017, with the board of directors (the “Board”), including all of the independent directors, of Rise Companies Corp. (the “Company”) having unanimously approved and ratified the appointment of RSM US LLP (“RSM”) as the Company’s independent accounting firm, the Company engaged RSM for the fiscal year ending December 31, 2017. In connection with its engagement of RSM, the Board approved the dismissal of its former independent accounting firm, Aronson LLC (“Aronson”).

Aronson’s audit reports on the Company’s financial statements for the fiscal years ended December 31, 2016 and December 31, 2015 did not contain any adverse opinion or disclaimer of opinion, and were not qualified or modified as to any uncertainty, audit scope or accounting principle.

During the fiscal years ended December 31, 2016 and December 31, 2015 and through the subsequent date of dismissal, there were no disagreements (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) between the Company and Aronson on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to Aronson’s satisfaction, would have caused Aronson to make reference to the matter in their report. During the fiscal years ended December 31, 2016 and December 31, 2015 and through the subsequent date of dismissal there were no reportable events (as defined in Item 304(a)(1)(v) of Regulation S-K).

The Company has provided Aronson with a copy of this Current Report on Form 1-U and requested that it provide the Company with a letter addressed to the Securities and Exchange Commission (the “SEC”) indicating whether Aronson agrees with the disclosures contained herein and, if not, the respects in which it does not agreement. A copy of Aronson’s letter, dated September 1, 2017, is filed as Exhibit 9.1 to this Current Report on Form 1-U.

Appointment of Independent Accounting Firm

On August 28, 2017, the Company engaged RSM as the its new independent accounting firm, having received unanimous approval and ratification from Board, including all of the independent directors of the Board. During the fiscal years ended December 31, 2016 and December 31, 2015 and through the subsequent date of engaging RSM, neither the Company nor anyone acting on its behalf has consulted with RSM regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, (ii) the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that RSM concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue or (ii) any matter that was either the subject of a “disagreement” or “reportable event” (as each term is defined in Item 304(a)(1)(iv) and (v) of Regulation S-K, respectively).